02052080

P.E.
8/30/02

RECD S.E.C. MAIL PROCESSING SECTION
RECEIVED
SEP 0 3 2002
180
D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August , 2002

ARCADIS N.V.
Translation of registrant's name into English

Utrechtseweg 68, 6812 AH Arnhem, The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F _

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

PROCESSED
SEP 1 2 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: August 21, 2002

By: ____________

George J.H. Kroon
Treasury Manager

ARCADIS

Infrastructure, buildings, environment, communications

ARCADIS NV
Utrechtseweg 68
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES KEY POSITION IN FRENCH MARKET

ARNHEM, The Netherlands, August 13, 2002, ARCADIS (NASDAQ: ARCAF; EURONEXT: ARCAD) announced today that it has acquired 100% of FC International SA (FCI), a French-based infrastructure and environmental engineering services company. With a staff of 800 and EUR 60 million in revenues, the acquisition of FCI positions ARCADIS as one of the top 5 private engineering firms in the French market.

On gross revenues of EUR 60 million, FCI earned an EBIT of EUR 2.7 million in 2001. ARCADIS paid EUR 12 million in cash to acquire FCI of which approximately EUR 4.5 million will be booked as goodwill. FCI will be consolidated into ARCADIS financials as of July 1, 2002 and is expected to be accretive to overall earnings as of that date.

Some 70% of FCI's total revenues are generated in France, where the company operates under the brand names "EEG Simecsol" in the infrastructure sector and "Gester" in the environmental sector. The Czech Republic is also an important market for the company, with 8% of revenues, generated under the brand name "Geotechnika". The remaining 22% of sales comes from projects in the Middle East and Far East, under the brand name "Renardet".

FCI's business mix fits well with ARCADIS, as some 80% of the firm's business consists of infrastructure work, while the remaining 20% involves environmental projects. FCI has a strong position in the French market for road and rail infrastructure. The specialist capabilities of FCI in the area of tunneling and bridge design are a welcome addition to ARCADIS' knowledge base. It is expected that the French market for infrastructure will develop favorably in the coming years with many investments in city bypasses, road upgrades, metro tunnels and Cross-Alpine tunnels for high speed trains, as well as extra safety tubes for existing road tunnels.

The company's position in the environmental market provides a platform for future growth in this rapidly expanding market in France, utilizing ARCADIS' environmental technologies. ARCADIS also expects synergy with its multinational client network through the additional services it can now provide to industrial clients, both in and outside France.

Harrie Noy, Chairman of the Executive Board of ARCADIS commented: "This acquisition fulfills a major step in our strategy to build home market positions in key European markets. We are very excited about the opportunities that FCI provides to ARCADIS to further grow activities in the areas of infrastructure and environmental services, which have been consistently strong for us in recent years."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten, at ARCADIS NV phone: *31-26-377-8604, e-mail: j.slooten@arcadis.nl
Visit us on the Internet: www.arcadis-global.com